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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                        For the month of DECEMBER, 2000
                                         --------------
                                  AMVESCAP PLC
                -----------------------------------------------
                (Translation of registrant's name into English)

                 11 DEVONSHIRE SQUARE, LONDON EC2M 4YR, ENGLAND
                 ----------------------------------------------
                   (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


               Form 20-F [X]            Form 40-F  [ ]
                        -----                     -----



[Indicate by check mark whether registrant by furnishing the Information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                     Yes  [ ]                 No  [X]
                         -----                   -----


[If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-   N/A
                                       --------


Description of document filed:  DEALINGS BY SUBSTANTIAL SHAREHOLDERS
                                ------------------------------------

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AMVESCAP PLC
101077
IMMEDIATE RELEASE 20 DECEMBER 2000
PLEASE CONFIRM RELEASE
ANGELA TULLY  TEL: 020 7454 3652


                      DEALINGS BY SUBSTANTIAL SHAREHOLDERS


1)  NAME OF COMPANY                           AMVESCAP PLC

2)  NAME OF SHAREHOLDER HAVING                PARTIES TO THE VOTING
    A SUBSTANTIAL INTEREST                    ARRANGEMENT ENTERED INTO
                                              PURSUANT TO THE MERGER WITH
                                              AIM (NOTIFIED UNDER SECTION 204
                                              OF THE COMPANIES ACT 1985)

3)  Please state whether notification         NOTIFICATION IS IN RESPECT OF
    indicates that it is in respect           THE SHAREHOLDER NAMED IN 2 ABOVE
    of holding of the Shareholder named
    in 2 above or in respect of a
    non-beneficial interest or in the
    case of an individual holder if
    it is a holding of that person's
    spouse or children under the age of 18

4)  Name of the registered holder(s)          -
    and, if more than  one holder, the
    number of shares held by each of
    them.


5)  Number of shares/amount of                -
    stock acquired

6)  % of issued Class                         -

7)  Number of shares/amount of
    stock disposed                            12,500

8)  % of issued Class                         0.0016%

9)  Class of security                         ORDINARY SHARES

10) Date of transaction                       20 DECEMBER 2000

11) Date company informed                     20 DECEMBER 2000

12) Total holding following this              147,457,335
    notification

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13) Total percentage holding of issued        19.19%
    class following this notification

14) Any additional information price          -
    per share etc.

15) Name of contact and telephone             ANGELA TULLY
    number for queries                        020 7454 3652

16) Name and signature of authorised          A. TULLY
    company official responsible for          AMVESCAP PLC
    making this notification                  ASSISTANT COMPANY SECRETARY

16) Date of Notification                      20 DECEMBER 2000

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                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                AMVESCAP PLC
                                           ----------------------
                                                (Registrant)

Date  20 December 2000                     By /s/ ANGELA TULLY
                                              ---------------------
                                                   (Signature)

                                              Angela Tully
                                              Assistant Company Secretary